Exhibit 99.1

Golden Sun Education Group Limited Reports First Half of Fiscal Year 2022 Financial Results

Shanghai, August 16, 2022 (PR NEWSWIRE) – Golden Sun Education Group Limited (the “Company” or “Golden Sun”) (NASDAQ: GSUN), a provider of tutorial services in China, today announced its financial results for the first six months ended March 31, 2022.

First Half of Fiscal Year 2022 Financial Highlights

●	Revenues from our continuing operation in the six months ended March 31, 2022 decreased by 3% to approximately $7.2 million from approximately $7.4 million in the same period of fiscal year 2021.

●	Gross profit from our continuing operation in the six months ended March 31, 2022 decreased by 11% to approximately $4.0 million from approximately $4.5 million in the same period of fiscal year 2021. Gross margin decreased to 55% in the six months ended March 31, 2022 from 60% in the same period of fiscal year 2021.

●	Net income in the six months ended March 31, 2022 decreased by 75% to approximately $0.4 million from approximately $1.6 million in the same period of fiscal year 2021.

●	As of March 31, 2022, the Company had approximately $0.6 million of cash, which represented a decrease of 48% from approximately $1.2 million as of September 30, 2021.

Mr. Xueyuan Weng, Chairman and Chief Executive Officer of Golden Sun, commented, “For the first half of fiscal year 2022, due to the larger costs and expenses related to expanding our market, our net profit decreased compared to the same period of fiscal year 2021. We are dedicated in our efforts to seize market opportunities to expand our business and provide high-quality services to our customers. Leveraging our extensive expertise in tutorial services, we believe we are well positioned to capture growth opportunities, expand market share, and achieve long-term development goals. At the same time, we are focused on strengthening relationships with our customers to further expand our customer base. Looking ahead, we expect to continue to invest in our business, improve our brand awareness, and build momentum towards our growth objectives.”

First Half of Fiscal Year 2022 Financial Results

Revenue from our continuing operations consisted of: (i) tutorial services and (ii) logistic and consulting services. The following table sets forth the breakdown of our revenue for the periods presented:

	For the six months ended March 31,
	2022		2021		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Tutorial services	6,383,764	89%	6,575,317	89%	(191,553)	(3)%
Logistic and consulting services	821,804	11%	821,661	11%	143	0%
Total revenue	$7,205,568	100%	$7,396,978	100%	$(191,410)	(3)%

Revenues in the six months ended March 31, 2022 decreased by 3% to approximately $7.2 million from approximately $7.4 million in the same period of fiscal year 2021, which was driven by a decrease of approximately $0.2 million from tutorial services revenue as compared to the same period of fiscal year 2021.

Our tutorial services revenue in the six months ended March 31, 2022 decreased by approximately $0.2 million, or 3%, to approximately $6.4 million from approximately $6.6 million in the same period of fiscal year 2021. The total number of student enrollments in our tutorial programs in the six months ended March 31, 2022 decreased by 131 to an aggregate of 6,971 from an aggregate of 7,102 students in the same period of fiscal year 2021. Our average revenue recognized per student in the six months ended March 31, 2022 decreased by $10 to $916 from $926 in the same period of fiscal year 2021.

Our logistic and consulting services revenue in each of the six months ended March 31, 2022 and 2021 was approximately $0.8 million.

Cost of revenues in the six months ended March 31, 2022 increased by 10% to approximately $3.3 million from approximately $2.9 million in the same period of fiscal year 2021, largely as a result of the additional costs incurred for new teachers hired and management fees for our non-English foreign languages tutorial program, due to the expansion of our non-English foreign languages tutorial program in fiscal year 2021.

Gross profit in the six months ended March 31, 2022 decreased by 11% to approximately $4.0 million from approximately $4.5 million in the same period of fiscal year 2021.The decrease was primary due to the increased salaries to attract more teachers in the six months ended March 31, 2022.

Operating Expenses

	For the six months ended March 31,
	2022		2021
	Amount	% of revenue	Amount	% of revenue	Amount Increase (Decrease)	% Increase (Decrease)
Selling expenses	$922,270	12%	$778,277	11%	$143,993	19%
General and administrative expenses	2,048,007	28%	2,309,919	31%	(261,912)	(11)%
Total	$2,970,277	40%	$3,088,196	42%	$(117,919)	(4)%

Operating expenses in the six months ended March 31, 2022 decreased by 4% to approximately $3.0 million from approximately $3.1 million in the same period of fiscal year 2021. The decrease was mainly due to less general and administrative expenses as compared to the same period of fiscal year 2021.

●	Selling expenses in the six months ended March 31, 2022 increased by 19% to approximately $0.9 million from approximately $0.8 million in the same period of 2021. The increase in selling expenses was mainly due to higher contract acquisition costs related to the upfront fees paid to tutorial service agents to facilitate the related contracts with students for the tutorial service as compared to the same period of fiscal year 2021.

●	General and administrative expenses in the six months ended March 31, 2022 decreased by 11% to approximately $2.0 million from approximately $2.3 million in the same period of fiscal year 2021. As a percentage of revenues, general and administrative expenses represented approximately 28% and 31% of revenues in the six months ended March 31, 2022 and 2021, respectively. The decrease of general and administrative expenses was primarily due to less consulting fees and managerial expense incurred.

Income before income tax from our continuing operations in the six months ended March 31, 2022 decreased by 40% to approximately $0.9 million as compared to approximately $1.4 million in the same period of fiscal year 2021.

Net income from continuing operations was approximately $0.4 million in the six months ended March 31, 2022, compared to approximately $0.9 million in the same period of fiscal year 2021, due to the above mention reasons.

Net income from discontinued operations was $nil and approximately $0.6 million in the six months ended March 31, 2022 and 2021, respectively.

Net income was approximately $0.4 million and $1.6 million in the six months ended March 31, 2022 and 2021, respectively. The decrease was primarily due to an approximately $0.6 million decrease in net income from discontinued operations and an approximately $0.5 million decrease in net income from continuing operations.

Basic and diluted earnings per share in the six months ended March 31, 2022 were both $0.0255. In comparison, basic and diluted net income per ordinary share in the same period of fiscal year 2021 were both $0.1122.

Liquidity and capital resource

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended March 31, 2022 and 2021, the Company recorded net income from continuing operation of approximately $0.4 million and $0.9 million, respectively. The Company had negative working capital of approximately $8.1 million as of March 31, 2022, which was largely attributed to unearned tuition advances of approximately $4.0 million. These deferred tuition payments will be recognized as revenue in the next fiscal year when the services are provided. The Company has historically funded its working capital needs primarily from operations, bank loans, borrowings from third parties, and advances from shareholders, and it intends to continue doing so in the near future.

As of March 31, 2022, the Company had cash on hand of approximately $0.6 million and outstanding bank loans of approximately $2.2 million. Management expects that it would be able to renew all of its existing bank loans upon their maturity, based on past experience and the Company’s credit history. On June 24, 2022, the Company completed its public offering (“IPO”) of 5,060,000 Class A ordinary shares at a public offering price of $4.0 per share. The Company received aggregate gross proceeds of US$20,240,000 from the IPO, before deducting underwriting discounts and other related expenses.

The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations for at least the next 12 months from the date of this report.

Recent Developments

On March 27, 2022, the government of Shanghai City announced a lockdown of the city, in order to control the resurgence of the Omicron variant of COVID-19. The Company temporarily closed its Shanghai facilities and started to provide online programs to students to minimize the lockdown impact. The lockdown in Shanghai did not impact the Company’s operation results for the six months ended March 31, 2022, but, to some extent, adversely affected its results of operations for April and May 2022. Starting from June 1, 2022, Shanghai City began easing the lockdown restrictions and the Company reopened its Shanghai facilities.

On June 24, 2022, the Company completed its IPO of 5,060,000 Class A ordinary shares at a public offering price of $4.00 per share. The Company received aggregate gross proceeds of US$20,240,000 from the offering, before deducting underwriting discounts and other related expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on June 22, 2022 under the ticker symbol “GSUN.” In connection with the IPO, the Company granted the underwriter warrants to purchase 379,500 Class A ordinary share at a price of $5.20 per share. On June 29, 2022, the underwriter exercised its warrants in full on a cashless basis to receive 295,491 Class A ordinary shares, which were subsequently issued to the underwriter on July 18, 2022. As of the date of this report, the Company has an aggregated 18,355,491 ordinary shares issued and outstanding, consisting of 14,325,491 Class A ordinary shares and 4,030,000 Class B ordinary shares.

About Golden Sun Education Group Limited

Established in 1997 and headquartered in Shanghai, China, Golden Sun Education Group Limited is a provider of tutorial services in China focusing on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. Golden Sun has three tutorial centers, one educational company that partners with high schools to offer language classes to its students, and one logistics company that provides logistic and consulting services. The tutorial centers of Golden Sun focus on different groups of targeted students by offering different tutorial programs. As for foreign language tutoring, Golden Sun offers English, Spanish, German, French and Japanese courses to students who intend to study abroad, individuals seeking jobs that require certain proficiency in these languages, and companies or organizations whose workers need to have certain proficiency in these languages. For more information, visit the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this report are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Golden Sun Education Group Limited

Investor Relations Department
Email: ir@cngsun.com

Ascent Investors Relations LLC

Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com

GOLDEN SUN EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of March 31,	As of September 30,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$602,883	$1,192,780
Accounts receivable, net	913,541	701,437
Accounts receivable - related party	61,484	-
Contract assets	463,394	672,506
Prepayments and other current assets	2,247,850	2,961,880
TOTAL CURRENT ASSETS	4,289,152	5,528,603

Property and equipment, net	462,997	374,618
Prepayments and other non-current assets	245,095	185,640
Deferred issuance costs	629,810	547,019
TOTAL ASSETS	$5,627,054	$6,635,880

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term bank loans	$1,008,971	$758,749
Long-term bank loans, current portion	1,204,458	309,693
Accounts payable	482,851	210,782
Deferred revenue	3,978,089	6,324,472
Accrued expenses and other liabilities	720,212	586,701
Refund liability	159,753	348,472
Loan from third party	378,364	309,693
Taxes payable	4,439,713	3,727,058
TOTAL CURRENT LIABILITIES	12,372,411	12,575,620

Long-term bank loans	-	1,028,182
Due to related party	643,975	672,560
TOTAL LIABILITIES	13,016,386	14,276,362

COMMITMENTS AND CONTINGENCIES

DEFICIT:
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 8,970,000 Class A ordinary shares and 4,030,000 Class B ordinary shares issued and outstanding at March 31, 2022 and September 30, 2021*
Class A ordinary shares	4,485	4,485
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,145	19,145
Statutory reserves	1,016,463	857,370
Accumulated deficit	(6,587,321)	(6,760,297)
Accumulated other comprehensive loss	(1,812,246)	(1,676,651)
TOTAL SHAREHOLDERS’ DEFICIT	(7,357,459)	(7,553,933)
Non-controlling interests	(31,873)	(86,549)
TOTAL DEFICIT	(7,389,332)	(7,640,482)

TOTAL LIABILITIES AND DEFICIT	$5,627,054	$6,635,880

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

GOLDEN SUN EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

 (Expressed in U.S. dollar, except for the number of shares)

	For the six months ended March 31,
	2022	2021

Revenues	$7,205,568	$7,396,978
Cost of revenues	3,250,545	2,945,676
Gross profit	3,955,023	4,451,302

Operating expenses:
Selling expenses	922,270	778,277
General and administrative expenses	2,048,007	2,309,919
Total operating expenses	2,970,277	3,088,196
Income from operations	984,746	1,363,106

Other income (expense):
Interest expense, net	(117,225)	(73,087)
Other income, net	1,096	148,508
Total other income (expense), net	(116,129)	75,421

Income before income taxes	868,617	1,438,527

Income taxes provision	480,552	513,515

Net income from continuing operating	388,065	925,012
Net income from discontinued operations, net of income taxes	-	645,586
Net income	388,065	1,570,598

Less: net income attributable to non-controlling interests	55,996	111,969
Net income attributable to the company	332,069	1,458,629

Other comprehensive income
Foreign currency translation adjustment	(136,915)	(278,084)
Comprehensive income	251,150	1,292,514
Less: comprehensive income attributable to non-controlling interests	54,676	102,251
Comprehensive income attributable to the company	$196,474	$1,190,263

Earnings per share - Basic and diluted	$0.0255	$0.1122
Continuing operations	$0.0255	$0.0625
Discontinued operations	$-	$0.0497

Weighted average number of shares outstanding*
Basic and diluted	13,000,000	13,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

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